CONTACT:
                                               Marianne V. Pastor
                                               (703) 335-7800
                                          FOR IMMEDIATE RELEASE

Williams Industries Inc. Announces
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Fiscal 2006 Results;
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Marked Improvement Over Prior Year
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     Manassas, VA. --- October 19, 2006 --- Williams Industries, Inc. (NASDAQ
- WMSI) today announced its results for the fiscal year ended July 31, 2006. For Fiscal 2006, the company had revenues of $42,118,000 with a profit of
$93,000 or $0.03 per share.   This compares to revenue of $48,572,000 and a
loss of $11,374,000 or $3.12 per share for the prior year. For the fourth quarter of the fiscal year, the company had revenue of $8,099,000 with a profit of $13,000 or $0.01 per share. Fiscal 2006 profitability is directly
attributable to gains recognized on the sale of real estate.   However, the
company's brighter future prospects are attributed to a combination of factors, including: the price of steel has stabilized, allowing the company to retain some profit in its fixed-price contracts; and the company has completed work on several large unprofitable jobs.

     Frank E. Williams, III, President and CEO of Williams Industries, said that while he was pleased with the improvements, there is still substantial work to be done before the company achieves its potential. "The Board of Directors and management are in the process of evaluating all of the company's assets to make sure that we are maximizing value for the long-term benefit of the corporation and its shareholders," Williams said.

     Interested parties are encouraged to read the company's Securities and
Exchange Commission (SEC) filings in order to get specific information.   To
access these filings, go to www.sec.gov.  Once the SEC site has been
accessed, click on "Filings and Forms (EDGAR)".   At the "Search for Company
Filings" prompt, click on "Companies and Other Filers" and enter the
company's ticker symbol "WMSI".   The company will also send a copy of the
10-K filing to anyone who requests it.

     Williams Industries, Inc. is the largest publicly owned specialty construction company in the Mid-Atlantic region. Its subsidiaries provide a wide range of quality, cost competitive services and products for the industrial, commercial and institutional construction markets. The construction and manufacturing services include: steel and precast concrete erection; miscellaneous metals installation; the fabrication of welded steel plate girders; rolled steel beams, and light structural and other metal products; the construction, repair and rehabilitation of bridges; and crane rental, heavy and specialized hauling and rigging.

     The company's web site is currently being restructured, so for additional information, please call Marianne Pastor at the investor relation's office at (703) 335-7800.